Exhibit 99.1

HEBRON TECHNOLOGY CO., LTD.
No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

To the shareholders of Hebron Technology Co., Ltd.	November 20, 2019 Wenzhou, China

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2018 on December 20, 2019, at 10:00 A.M., Beijing Time (December 19, 2019, at 9:00 P.M., Eastern Time). The meeting will be held at our offices at C9, 99 Danba Rd, Putuo District, Shanghai, China 200336.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, BY EMAIL, BY FAX OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Anyuan Sun
Anyuan Sun
Chairman

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
HEBRON TECHNOLOGY CO., LTD.

TIME:	10:00 A.M., Beijing Time, December 20, 2019 (9:00 P.M., Eastern Time, December 19, 2019)

PLACE:	C9, 99 Danba Rd, Putuo District, Shanghai, China 200336

ITEMS OF BUSINESS:

(1)	To elect three Class III members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019;

(3)	To approve the Company’s 2019 One Million Share Incentive Plan; and

(4)	To transact any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on November 4, 2019.

ANNUAL REPORT:	A copy of our 2018 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about November 20, 2019.

By order of the Board of Directors,

/s/ Anyuan Sun
Anyuan Sun
Chairman

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

What am I voting on?

You will be voting on the following:

(1)	Election of three Class III members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	Ratification of the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019;

(3)	Approval of the Company’s 2019 One Million Share Incentive Plan; and

(4)	Transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned Class A Common Shares (“Common Shares”) of the Company as of the close of business on November 4, 2019. Each Common Share is entitled to one vote. As of November 4, 2019, we had 16,269,577 Common Shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)

By Internet, which we encourage if you have Internet access, at www.proxyandprinting.com, click on Vote Your Proxy, enter your Control Number;

Step 1: Go to http://www.proxyandprinting.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the logo of Hebron Technology Co., Ltd.

Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.

(2)	By Email, at akotlova@islandstocktransfer.com;
(3)	By fax, please fax your proxy card to: 1-727-289-0069; or

(4)	By mail, by completing, signing and returning the enclosed proxy card to: Anna Kotlova 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to 11:59 p.m., Eastern Time, on December 17, 2019, (2) voting again over the Internet prior to 11:59 p.m., Eastern Time, on December 17, 2019, (3) voting again via email prior to 11:59 p.m., Eastern Time, on December 17, 2019, (4) voting again via fax prior to 11:59 p.m., Eastern Time, on December 17, 2019, or (5) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2 and 3 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Common Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Common Shares as of November 4, 2019.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to jxni@xibolun.com. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, email, fax or mail. In order for us to conduct our meeting, one-third (1/3) of our outstanding Common Shares as of November 4, 2019 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of the Company’s 2019 One Million Share Incentive Plan requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated three Directors for election to be on the Board of Directors for a three-year term expiring in 2022. You are asked to vote for these nominees to serve as Class III members of the Board of Directors. All candidates for the Board have consented to serve if elected.

The terms of the Class I members of the Board of Directors continue until 2020, and the terms of the Class II members of the Board of Directors continue until 2021.

Nominees for election as Class III members of the Board of Directors to serve a three-year term expiring in 2022:

Anyuan Sun
Director Nominee
Age — 42
Director since 2015

Mr. Sun is our founder and Chief Executive Officer. He has served as the Chairman of the Board of Directors of our Company since September 2015. Previously he had served as a director from May 2012 to August 2013. He has also served as a director of Xibolun Equipment since January 2016, as a Supervisor of Zhejiang Xibolun since 2014 and a director of HK Xibolun since 2012. Mr. Sun is a valve engineer who co-founded our subsidiary, Xibolun Equipment, in 2005. For more than ten years, Mr. Sun has also served as the Chief Engineer and President of our Company. Mr. Sun completed his continuing education in Zhejiang University in 2011 and received a Master of Business Administration from City University of Macau in 2014.

Mr. Sun is nominated to serve another term as a director because, as our founder, he has significant experience in leading and advising our Company and has more than a dozen years of experience in our industry.

Xuesong Liu

Director Nominee

Age — 46

Director since 2016

Since 2015, Dr. Liu has been the General Manager and Chairman of the Board of Luoyang Zeda Huikang Pharmaceutical Technology Co., Ltd., and the Chairman of the Board of both Hangzhou Zeda Health Technology Co., Ltd. and Hangzhou Huikang Health Care Product Co., Ltd. Started from 2011, he has been the deputy director of the Institute of Modern Traditional Chinese Medicine of Zhejiang University, a doctoral supervisor in College of Pharmaceutical Science of Zhejiang University, General Manager and Chairman of the Board of Suzhou Zeda XingBang Pharmaceutical Technology Co., Ltd., Chairman of the Board of Suzhou Zheyuan Automation Engineering Technology Co., Ltd. and Supervisor of Hangzhou Enneng Technology Co., Ltd. From 2010, Dr. Liu started to be a director in Hangzhou Tianchang Railway Equipment Technology Co., Ltd. and a professor in College of Pharmaceutical Science of Zhejiang University. Since 2009, Dr. Liu has been the Chairman of the Board of Wenzhou Zhekang Pharmaceutical Equipment Technology Co., Ltd. He is also the director of the Chinese Medicine Pharmaceutical Engineering Research Laboratory in Zhejiang University since 2006. At Zhejiang University, his work focuses on process analytical technology, advanced manufacturing technology and quality control technology for pharmaceutical production. Over the past five years, he has undertaken approximately twenty-five scientific research projects in his fields of expertise, including ten projects at a national or province level, including projects for China’s National Natural Science Foundation and National Development and Reform Commission. Dr. Liu received a doctorate degree majored in Pharmaceutical Analysis in 2005, a master’s degree majored in Industry Automation in 1998, and a bachelor’s degree majored in Industry Electric Automation in 1995, all from Zhejiang University.

Dr. Liu is nominated to serve another term as a director because of his expertise in the healthcare and pharmaceutical technology industries that we serve.

Haiying Xiang

Director Nominee

Age — 37

Director since 2016

Ms. Xiang is a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics from Nankai University in 2004. She also received her master’s degree in Economics from Nankai University in 2006. We appointed Ms. Xiang as our audit committee financial expert.

Ms. Xiang is nominated to serve another term as a director because of her experience with financial matters and experience with public company compliance matters.

Family Relationships Between A Director Nominee and Other Directors

One of our director nominees, Mr. Anyuan Sun, is the son of our director, Zuoqiao Sun Zhang, and the brother of our director, Lingmin Sun. Mr. Anyuan Sun has not been nominated to serve as a director based on any arrangement or understanding between him and any other person.

Class I members of the Board of Directors whose terms continue to 2020:

Hua Zhang

Independent Director
Age — 54
Director since 2016

Mr. Zhang has been the General Manager of Hangzhou Topchoice Medical Investment Management Co., Ltd. since 2009. He has also been a Manager of Hangzhou Fenghao Technology Co., Ltd. since 2003. From 2001 through 2009, Mr. Zhang was the Chief Executive Officer of Zhejiang Topchoice Investment Technology Co., Ltd. In these roles, Mr. Zhang has leveraged his expertise in the financial investment and medical equipment industries. From 1987 to 2001, Mr. Zhang was an associate professor and dean at Zhejiang Physical Education Technology Institute. Mr. Zhang obtained his bachelor degree in Education from Zhejiang University in 1987. Mr. Zhang was chosen to serve as a director because of his expertise in finance and medical equipment industry.

Lingmin Sun
Director
Age — 36

Director since 2017

Mr. Lingmin Sun has served as our Marketing Director since March 2017. In this role, he is responsible for all aspects of sales and marketing of our products and product-related services. Mr. Sun has managed sales and marketing services related to pharmaceutical fluid equipment and engineering for more than 10 years and accumulated a wealth of customer resources and management experience. From March 2014 to February 2017, he was the Director of Marketing for Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. Mr. Sun was chosen to serve as a director because of his business and management skills and experience in our industry and business.

Class II member of the Board of Directors whose term continues to 2021:

Xianpang Hu

Independent Director

Age — 51
Director since 2016

Mr. Hu was appointed as a member of the Academic Committee of China Academy of Management Science since 2013. Since 2011, Mr. Hu has served as the Director of the Institute of Law of China Academy of Management Science and the Secretary General of Chen Guang Zhong Education Foundation. In addition, he has been a researcher in the Institute of Education Science of China Academy of Management Science since 2010. From 2009, Mr. Hu has also served as a lawyer in Beijing Hanheng Law Firm. Mr. Hu brings his experience as a lawyer who has published more than 20 papers on legal matters in China. In his capacity with the Institute of Law, Mr. Hu has organized and hosted international symposia on criminal law matters. From 2010 to 2014, Mr. Hu was the Vice President of the Zhejiang Chamber of Commerce in Beijing. From October 2010 to March 2011, Mr. Hu was the Deputy Director of the Second Prosecution Office of Shanxi Provincial People’s Procuratorate. Mr. Hu received his doctorate degree from the Central University of Nationalities in 2009 in China. After being a postdoctoral researcher in legal studies area in China University of Political Science and Law from 2009 to 2012, he also obtained a postdoctoral certificate in 2012. Mr. Hu was chosen to serve as a director because of the perspective he brings to legal matters in China and his reputation as a well-respected scholar.

Zuoqiao Sun Zhang

Director
Age — 65
Director since 2016

Mr. Sun Zhang was a director of our Company from 2013 to September 2015 and was appointed again as a director of the Company in January 15, 2016. He has been a Supervisor of Xibolun Automation since 2012. Since the founding of our Company, Mr. Sun Zhang has been our largest shareholder. Mr. Sun Zhang has been involved in business since 1985 when he established the first electrical appliance switch factory in Wenzhou, which employed more than 50 people. From 1996 to 2003, he was a factory manager of Si Jia Tong Yong Biological and Chemical Dairy Products in Wenzhou. From 2004 to 2012 he expanded our business geological coverage to Wuhan City, Hubei Province and Northern China for our company. For over 30 years in business, Mr. Sun Zhang has become an expert in the valve manufacturing sector for pharmaceutical and medical companies. In addition to his activities with our company, Mr. Sun Zhang also invests privately. Mr. Sun Zhang graduated from Wenzhou Adult Vocational High School in 2011. We have selected Mr. Sun to serve as a director because of his experience in the valve manufacturing business.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Anyuan Sun serves as the Chairman of the Board of Directors. In addition, he has served as our Chief Executive Officer since January 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
CLASS III NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF WEI, WEI & CO., LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. The Audit Committee of the Board of Directors has appointed Wei, Wei & Co., LLP to serve as the Company’s fiscal year 2019 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Wei, Wei & Co., LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. Wei, Wei & Co., LLP served as the Company’s independent registered public accountant for the year ended December 31, 2018. Wei, Wei & Co., LLP (“Wei & Wei”) was appointed as the Company’s independent registered public accounting firm on February 26, 2019, and Friedman LLP, the Company’s prior independent audit firm, was dismissed on the same date.

During the two fiscal years ended December 31, 2017 and 2016 through the dismissal of Friedman on February 26, 2019, there were no disagreements between the Registrant and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods. In addition, Friedman’s reports on the financial statements as of and for the years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended December 31, 2017 and 2016 through the dismissal of Friedman on February 26, 2019, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

What services does Wei, Wei & Co., LLP provide?

Audit services provided by Wei, Wei & Co., LLP for fiscal 2019 will include the examination of the consolidated financial statements of the Company and services related to periodic reports made with the SEC.

Will a representative of Wei, Wei & Co., LLP be present at the meeting?

One or more representatives of Wei, Wei & Co., LLP will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Wei, Wei & Co., LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
Wei, Wei & Co., LLP AS THE COMPANY’S FISCAL 2019 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE

APPROVAL OF THE 2019 ONE MILLION SHARE INCENTIVE PLAN

(ITEM 3 ON THE PROXY CARD)

What am I voting on?

The Board of Directors adopted the Hebron Technology Co., Ltd 2019 One Million Share Incentive Plan (the “2019 Plan”) on November 20, 2019, subject to approval by the shareholders of the Company. The Board of Directors believes that the 2019 Plan will advance the long-term success of the Company by encouraging share ownership among key employees, non-employee members of the Board or other qualified persons at the discretion of the Compensation Committee of the Board.

How is the 2019 Plan administered?

The 2019 Plan is administered by the Compensation Committee of the Board of Directors. The 2019 Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the Company’s needs. Subject to the terms of the 2019 Plan, the Compensation Committee has the discretion to determine the terms of each award. The Compensation Committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not directors, executive officers or 5% shareholders of the Company.

What kind of awards may be granted?

Awards under the 2019 Plan may be in the form of incentive stock options, nonqualified incentive stock options or share awards.

Who is eligible to receive awards?

Employees of the Company, officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2019 Plan. The benefits or amounts that may be received by or allocated to participants under the 2019 Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

How many shares are available for issuance under the 2019 Plan?

The maximum number of shares as to which awards may be granted under the 2019 Plan shall not exceed one million common shares of the Company.

Upon what terms may options be awarded?

Options may be either incentive stock options or nonqualified stock options, provided that only employees may be granted incentive stock options. All options must be evidenced by an award agreement approved by the Compensation Committee. The Compensation Committee shall determine the number of shares subject to the option, the per share exercise price under the option, the period during which the option may be exercised, and all other terms and conditions of the option, subject to certain restrictions enumerated in the 2019 Plan, attached as Exhibit A hereto.

Upon what terms may shares be awarded?

An award of shares involves the immediate transfer from the Company to a participant of ownership of a specific number of ordinary shares in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the Compensation Committee. The transfer may be made without additional consideration from the participant. The Compensation Committee shall determine the number of shares to be awarded. If the share award is being earned upon the satisfaction of performance goals pursuant to an award agreement, then the Compensation Committee shall: (a) determine the nature, length and starting date of any performance period for each share award; (b) select from among any performance factors to be used to measure the performance, if any; and (c) determine the number of shares that may be awarded. The Compensation Committee may also specify performance objectives that must be achieved for any restrictions on the shares to lapse.

Are awards made under the 2019 Plan transferable?

Except as provided below, no award under the 2019 Plan may be transferred by a participant other than by will or the laws of descent and distribution, and options and stock appreciation rights may be exercised during the participant’s lifetime only by the participant or, in the event of the participant’s legal incapacity, the guardian or legal representative acting on behalf of the participant. The Compensation Committee may expressly provide in an award agreement (other than an incentive stock option) that the participant may transfer the award to a spouse or lineal descendant, a trust for the exclusive benefit of such family members, a partnership or other entity in which all the beneficial owners are such family members, or any other entity affiliated with the participant that the Compensation Committee may approve. Notwithstanding the foregoing, any shares awarded (subject to any vesting requirements in a given grant) may be transferred in accordance with applicable law.

When does the 2019 Plan terminate?

The Compensation Committee may terminate the 2019 Plan at any time. If not sooner terminated by the Board of Directors, the 2019 Plan will terminate on the tenth anniversary of its effective date.

How can the 2019 Plan be amended?

The 2019 Plan may be amended by the Board of Directors, but without further approval by the shareholders of the Company, the Board shall not amend the 2019 Plan in any manner that requires shareholder approval under the Internal Revenue Code of 1986, as amended. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

What are the tax consequences of the 2019 Plan?

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the 2019 Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

In general, an optionee will not recognize income at the time a nonqualified stock option is granted. At the time of exercise, the optionee will recognize ordinary income in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of sale of shares acquired pursuant to the exercise of a nonqualified stock option, any appreciation (or depreciation) in the value of the shares after the date of exercise generally will be treated as capital gain (or loss).

An optionee generally will not recognize income upon the grant or exercise of an incentive stock option. If shares issued to an optionee upon the exercise of an incentive stock option are not disposed of in a disqualifying disposition within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price generally will be taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss. If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Subject to certain exceptions for death or disability, if an optionee exercises an incentive stock option more than three months after termination of employment, the exercise of the option will be taxed as the exercise of a nonqualified stock option. In addition, if an optionee is subject to federal “alternative minimum tax,” the exercise of an incentive stock option will be treated essentially the same as a nonqualified stock option for purposes of the alternative minimum tax.

A recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the recipient) at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Code Section 83. However, a recipient who so elects under Code Section 83(b) within 30 days of the date of transfer of the restricted stock will recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the restricted stock (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Code Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or subsidiary for which the participant performs services will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Code Section 280G and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code.

Where can I get a copy of the 2019 Plan?

This summary is not a complete description of all provisions of the 2019 Plan. A copy of the 2019 Plan is attached hereto as Exhibit A.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE 2019 Plan.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if reelected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Our Chairman of the Board of Directors and CEO, Anyuan Sun, is the son of our director, Zuoqiao Sun Zhang, and the brother of our director, Lingmin Sun. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Historically, we have not compensated our non-employee directors for their service. Starting in fiscal year 2017, non-employee directors have been entitled to receive an annual cash retainer of $10,000 for serving as directors. In addition, non-employee directors are entitled to receive reimbursement for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities in the future. For the fiscal year ended December 31, 2018, our non-employee directors did not receive any compensation for their services.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://www.xibolun.com under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Hebron Technology Co., Ltd.
No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District

Wenzhou City, Zhejiang Province
People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://www.xibolun.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2018?

Our Board held three meetings and acted three times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2018. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2018. The Compensation Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2018. The Nominating Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2018. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2018. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2018, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2018, their principal functions and the number of meetings held during the year ended December 31, 2018 are shown below.

Compensation Committee

The members of the Compensation Committee were:

Xianpang Hu, Chairman

Xuesong Liu

Hua Zhang

The Compensation Committee held two meetings during the year ended December 31, 2018. The Compensation Committee’s charter is available on the Company’s website at http://www.xibolun.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee are:

Haiying Xiang, Chairwoman
Xuesong Liu
Xianpang Hu

The Audit Committee held two meetings during the year ended December 31, 2018. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Xiang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee are:

Xuesong Liu, Chairman

Hua Zhang

Xianpang Hu

The Nominating Committee held two meetings during the fiscal year ended December 31, 2018. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer and Chairman of the Board of Directors, Mr. Anyuan Sun, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Changjuan Liang

Chief Financial Officer

Age — 35

Ms. Liang has served as our CFO since August 8, 2019. She has served as Chief Financial Officer of Fintech (Shanghai) Investment Holding Co., Ltd. since May 2019. Fintech is a subsidiary of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a BVI company acquired by the Registrant on July 12, 2019. From August 2018 through April 2019, Ms. Liang was a senior financial manager for Shanghai NiSun Enterprise Management Group Co., Ltd., a PRC company controlled by Bodang Liu, the largest shareholder of the Registrant and former owner of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. From October 2010 through August 2017, Ms. Liang was a Financial Officer of Chubutsu Precise Electronic Company Limited, a PRC company engaged in the air conditioning industry. Ms. Liang obtained her bachelor’s degree in Accounting from China Central Radio and TV University in January 2010.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of approximately $2,522 per month. We renewed the employment agreement a few times and the current employment agreement provided an annual salary of $60,000 for the period from January 1, 2019 to December 31, 2019.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Ms. Changjuan Liang, on August 8, 2019 effective on August 8, 2019 through July 31, 2022 at an annual salary of $48,468, together with benefits provided to other employees of the Company.

Steven Fu

Mr. Fu had served as our Chief Financial Officer since January 2014 until his resignation on August 08, 2019. Pursuant to our employment agreement with Mr. Fu, he received an annual salary of $45,000 as our prior Chief Financial Officer.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2018 to Anyuan Sun, our principal executive officer, and Steve Fu, our prior principal financial officer.

Name and principal position	Salary	Bonus	Option Awards	All Other Compensation	Total
Anyuan Sun Principal Executive Officer	$60,000	-	-	-	$60,000
Steve Fu Prior Chief Financial Officer (resigned on August 8, 2019)	$45,000	-	-	-	$45,000

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2018?

The members of the Audit Committee as of December 31, 2018 were Haiying Xiang, Chairwoman, Xuesong Liu and Xianpang Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Ms. Xiang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.xibolun.com under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2018, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s interim and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s interim and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2018?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Wei, Wei & Co., LLP, the Company’s independent registered public accounting firm for the 2018 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Wei, Wei & Co the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Wei, Wei & Co about their independence. The Audit Committee has concluded that Wei, Wei & Co is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2018?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2018.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2018?

The Audit Committee has reviewed and discussed the fees paid to Wei, Wei & Co during 2018 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Wei, Wei & Co’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Haiying Xiang, Chairwoman
Xuesong Liu
Xianpang Hu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal year 2018, Wei, Wei & Co., LLP’s fee for the annual audit of our financial statements was $180,000.

During fiscal year 2017, Friedman LLP’s fee for the annual audit of our financial statements and review of the financial statements was $175,000.

Audit Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2018.

The Company has not paid Friedman LLP for audit-related services in fiscal 2017.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2018.

The Company has not paid Friedman LLP for tax services in fiscal 2017.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2018.

The Company has not paid Friedman LLP for any other services in fiscal 2017.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP and Friedman LLP were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP and Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2018 that were attributed to work performed by persons other than Wei, Wei & Co., LLP’s full-time permanent employees was less than 50%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our Common Shares as of November 4, 2019 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 16,269,577 Common Shares outstanding as of November 4, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 4, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. As of November 4, 2019, we had 16,269,577 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(3)	0	0%	0%
Xiaoliang Xue, Chief Technical Officer	0	0%	0%
Changjuan Liang, Chief Financial Officer	0	0%	0%
Xiao Jin, Financial Controller	0	0%	0%
Zuoqiao Sun Zhang, Director(4)	0	0%	0%
Lingmin Sun, Director	0	0%	0%
Xuesong Liu, Director	0	0%	0%
Hua Zhang, Director	0	0%	0%
Haiying Xiang, Director	0	0%	0%
Xianpang Hu, Director	0	0%	0%
All directors and executive officers as a group (10 persons)	0	0%	0%
5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(5)	7,778,400	47.8%	47.8%
Yung Kong Chin(6)	1,200,000	7.4%	7.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Class A Common Shares have one vote per share. Prior to a share purchase transaction consummated in July 2019, our issued and outstanding shares consisted of Class A common shares and Class B common shares. Class B Common Shares had five votes per share. In a share purchase transaction consummated in July 2019, NiSun International Enterprise Management Group Co., Ltd. acquired all of Class B Common Shares previously held by Zuoqiao Sun Zhang and Wise Metro Development Co., Ltd., respectively, and all of the Class B Common Shares were automatically converted into Class A Common Shares upon the share transfers. See notes 3 and 5 below.

(3)	Mr. Anyuan Sun previously beneficially owned: (a) the 1,800,000 Class B Common Shares held by Wise Metro Development Co., Ltd., and (b) the 5,978,400 Class B Common Shares held by Mr. Zuoqiao Sun Zhang. In a share purchase transaction consummated in July 2019, all of such 7,778,400 Class B Common Shares beneficially owned by Mr. Sun were acquired by NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, and automatically converted into Class A Common Shares upon the transfers.

(4)	Mr. Zuoqiao Sun Zhang, father of Mr. Anyuan Sun, previously nominally held 5,978,400 Class B Common Shares of the Company for Mr. Anyuan Sun and did not, directly or indirectly, exercise or share voting or investment power of any shares held by him. In a share purchase transaction consummated in July 2019, all of such shares were transferred to NiSun International Enterprise Management Group Co., Ltd. and automatically converted into Class A Common Shares upon the transfer.

(5)	NiSun International Enterprise Management Group Co., Ltd., holding 7,778,400 Class A Common Shares of the Company, is solely owned by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares.

(6)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2018 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China, by calling +86 (577)-86895678 or via the Internet at http://www.xibolun.com.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

ANNEX A

HEBRON TECHNOLOGY CO., LTD.

2019 ONE MILLION SHARE INCENTIVE PLAN

1. Purpose and Effective Date.

(a) The purpose of the Hebron Technology Co., Ltd. 2019 One Million Share Incentive Plan (the “Plan”) is to further the long term stability and financial success of Hebron Technology Co., Ltd. (the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of stock incentives. It is believed that ownership of Company stock will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b) The Plan was recommended for approval by the Board of Directors on November 20, 2019. The Plan was approved by the shareholders of the Company on _____ __, 2019 (the “Effective Date”).

2. Definitions.

(a) Act. The Securities Exchange Act of 1934, as amended.

(b) Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c) Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Stock.

(d) Award. The award of an Option or Restricted Stock under the Plan.

(e) Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f) Board. The Board of Directors of the Company.

(g) Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h) Change of Control.

(i) The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding common shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires stock of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii) Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii) A liquidation of the Company.

(i) Code. The Internal Revenue Code of 1986, as amended.

(j) Committee. The Compensation Committee of the Board.

(k) Company. Hebron Technology Co., Ltd.

(l) Company Stock. The common shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(m) Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n) Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or stock (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o) Date of Grant. The date as of which an Award is made by the Committee.

(p) Disability or Disabled. As to an Incentive Stock Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q) Fair Market Value.

(i) If Company Stock is traded on a national securities exchange, the average of the highest and lowest registered sales prices of Company Stock on such exchange;

(ii) If Company Stock is traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the NASDAQ Stock Market; or

(iii) If shares of Company Stock are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith. Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Stock is traded.

(r) Incentive Stock Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s) Nonstatutory Stock Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Stock Option and is so designated.

(t) Option. A right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(u) Participant. Any individual who receives an Award under the Plan.

(v) Restricted Stock. Company Stock awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w) Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x) 10% Shareholder. A person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate. Indirect ownership of stock shall be determined in accordance with Code Section 424(d).

3. General. Awards of Options and Restricted Stock may be granted under the Plan. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4. Stock. The maximum number of shares of Company Stock that may be granted pursuant to this Plan shall not exceed 1,000,000 shares of Company Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan that number of unissued shares of Company Stock equal to 1,000,000 shares of Company Stock. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5. Eligibility.

(a) Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b) The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c) Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Stock Option.

6. Stock Options.

(a) Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a stock option agreement between the Company and the Participant.

(b) The Committee shall establish the exercise price of Options. The exercise price of an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Stock Option Award shall not be less than 100% of the Fair Market Value of the shares of Company Stock covered by the Option on the Date of Grant.

(c) Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s stock option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d) The Committee shall establish the term of each Option in the Participant’s stock option agreement. The term of an Incentive Stock Option shall not be longer than ten years from the Date of Grant, except that an Incentive Stock Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s stock option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s stock option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Stock Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Stock Option to provide for more liberal exercise provisions, provided however that if the Incentive Stock Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e) An Incentive Stock Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Stock with respect to which Incentive Stock Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Stock Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Stock option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

(f) If a Participant dies and if the Participant’s stock option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the stock option agreement.

(g) If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7. Restricted Stock Awards.

(a) Whenever the Committee deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration.

(b) The Committee may place such restrictions on the transferability and vesting of Restricted Stock as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Stock will vest on the Company’s achievement of established performance objectives. Restricted Stock may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c) The Committee may provide in a Restricted Stock Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Stock as it deems appropriate.

(d) A Participant shall hold shares of Restricted Stock subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If stock dividends are declared on Restricted Stock, such stock dividends or other distributions shall be subject to the same restrictions as the underlying shares of Restricted Stock.

8. Method of Exercise of Options.

(a) Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Stock that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Stock acquired directly or indirectly from the Company shall be paid only with shares of Company Stock that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b) Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9. Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no stock certificates (or, in the case of Restricted Stock, no stock certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver shares of already owned Company Stock (subject to such restrictions as the Committee may establish, including a requirement that any shares of Company Stock so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10. Nontransferability of Awards.

(a) In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b) Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Stock Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on stock issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. No Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Stock Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12. Change in Capital Structure.

(a) In the event of a stock dividend, stock split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common shares or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b) In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary shares of stock in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c) To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d) Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13. Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:

(a) At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b) Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c) Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d) Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14. Administration of the Plan.

(a) The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b) The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of shares of Company Stock to be covered by each Award, (iii) whether Options shall be Incentive Stock options or Nonstatutory Stock Options, (iv) the Fair Market Value of Company Stock, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Stock or the lapse of restrictions on Restricted Stock or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Stock received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem stock options” (where two stock options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Stock Options.

(c) The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Stock Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d) The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e) A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15. Issuance of Company Stock. The Company shall not be required to issue or deliver any certificate for shares of Company Stock before (i) the admission of such shares to listing on any stock exchange on which Company Stock may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Stock any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the shares of Company Stock acquired, the Participant shall possess no shareholder rights with respect to the shares.

16. Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17. Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Stock or Incentive Stock after the Participant’s death. If a Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes, or (c) the personal representative of the Participant’s estate.

18. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company—at its principal business address to the attention of the Secretary; (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19. Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Stock Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at https://www.xibolun.com under Investor Relations.

HEBRON TECHNOLOGY CO., LTD.

Annual Meeting of Shareholders

December 20, 2019

10:00 AM, Beijing Time

(9:00 PM, Eastern Time, December 19, 2019)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF HEBRON TECHNOLOGY CO., LTD.

The undersigned shareholder(s) of Hebron Technology Co., Ltd. (the “Company”), hereby appoint(s) Anyuan Sun, Jinxing Ni or _____ as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on December 20, 2019, at 10:00 AM, Beijing Time (December 19, 2019, at 9:00 PM, Eastern Time), at our offices at C9, 99 Danba Rd, Putuo District, Shanghai, China and to vote all common shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSALS NO. 2, NO. 3 AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

HEBRON TECHNOLOGY CO., LTD.

VOTE BY INTERNET

http://www.proxyandprinting.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 PM, Eastern Time, on December 17, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE By Email / ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

Please email at: akotlova@islandstocktransfer.com.

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ___________________________________ ☐

VOTE BY FAX

Please fax your proxy card to 1.727.289.0069.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, 15500 Roosevelt Blvd., Suite 301, Clearwater FL 33760.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 4.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT the following individuals be elected as Class III Directors.

	Anyuan Sun	☐	☐	☐
	Xuesong Liu	☐	☐	☐
	Haiying Xiang	☐	☐	☐

2.	Ordinary Resolution THAT Wei, Wei & Co., LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.	☐	☐	☐

3.	Approval of the Company’s 2019 One Million Share Incentive Plan.	☐	☐	☐

4.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)